SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Caminus Corporation

(Name of Subject Company (issuer))

Rapid Resources Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Richard J. McMahon, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$159,044,745.68	$14,632.12

(*)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 16,782,306 outstanding shares of common stock of Caminus Corporation, at an offer price of $9.00 per share. The transaction valuation also includes (i) the offer price of $9.00 less $2.56, which is the average exercise price per share for outstanding options with an exercise price less than $9.00, multiplied by 896,272, the estimated number of options outstanding with exercise prices less than the offer price, and (ii) the offer price of $9.00 less $1.56 which is the price per share for shares of Caminus Corporation common stock issuable pursuant to the Caminus Corporation 1999 Employee Stock Purchase Plan (“ESPP”), multiplied by 300,000, which is the maximum number of shares of Caminus Corporation common stock issuable under the ESPP.
(**)	The filing fee was previously paid with the filing of the Schedule TO on January 29, 2003. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (“Amendment”) to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed initially with the Securities and Exchange Commission on January 29, 2003, relates to the offer by Rapid Resources Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all of the outstanding shares of common stock (the “Shares”) of Caminus Corporation, a Delaware corporation (“Caminus”), at a purchase price of $9.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2003, and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. This Amendment to the Schedule TO is being filed on behalf of the Purchaser and SunGard.

ITEMS 1-9 AND ITEM 11

Items 1-9 and Item 11 of the Schedule TO are hereby amended by the amendment to the second paragraph in the sub-section entitled “Antitrust” under Section 14 (Certain Legal Matters) of the Offer to Purchase as follows, to reflect the receipt by SunGard of a Request for Information and Documentary Material, dated February 6, 2003, from the Antitrust Division of the Department of Justice, pursuant to SunGard’s prior filing of Premerger Notification and Report Forms on or about January 22, 2003:

“Under the HSR Act, the purchase of Caminus common stock in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On or about January 22, 2003, SunGard filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Caminus common stock in the Offer and the Merger. As a result, the required waiting period with respect to the Offer and the Merger would expire at 11:59 p.m., New York City time, on or about February 6, 2003, unless earlier terminated by the FTC and the Antitrust Division or SunGard receives a request for additional information or documentary material prior to that time. On February 6, 2003, SunGard received a request for additional information from the Antitrust Division, and Caminus, pursuant to its HSR Act filing, received a Civil Investigative Demand from the Antitrust Division requesting similar information. The request for additional information from SunGard extends the waiting period for an additional 10 calendar days following the date SunGard substantially complies with the request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. Thereafter, the waiting period could be extended only by an order of a court or with the consent of the filing party. In practice, complying with a request for additional information or documentary materials can take a significant period of time. Although Caminus is also required to comply with the request for information pursuant to the Civil Investigative Demand, such request by the Antitrust Division for additional information or documentary materials will not extend the waiting period with respect to the purchase of shares of Caminus common stock in the Offer and the Merger.”

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO. SunGard and Caminus have issued a joint press release with respect to the request for additional information from the Antitrust Division of the Department of Justice, a copy of which is attached to this Amendment as Exhibit (a)(10).

ITEM 12.    EXHIBITS

Exhibit Number	Description

(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(b)(1)*

364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*

Three-Year Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

Exhibit Number	Description

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on January 29, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPID RESOURCES INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ RICHARD C. TARBOX

Name: Richard C. Tarbox Title: Senior Vice President-Corporate Development

Dated: February 7, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(b)(1)*

364-Day Credit Agreement dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*

Three-Year Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

Exhibit Number	Description

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on January 29, 2003.